10029790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-57800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Kugler (212) 273-7287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Jeffrey Kugler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN P. ROSS
Notary Public, State of New York
No. 02RO6188143
Qualified in New York County
Commission Expires February 19, 2012

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
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MAR 01 2010

Washington, DC
110

GLEACHER PARTNERS, LLC
(A wholly owned subsidiary of Gleacher Partners, Inc. which
is a wholly owned subsidiary of Broadpoint Gleacher Securities Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

INDEX TO
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Gleacher Partners, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gleacher Partners, LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

GLEACHER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands)

		December 31, 2009
ASSETS		
Cash	$	970
Accounts receivable, net of allowance of $34		2,131
Receivables from affiliates and related parties		158
Prepaid expenses		108
Total assets	$	3,367
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued compensation	$	15
Accounts payable and accrued expenses		231
Total liabilities		246
Member's equity		3,121
Total liabilities and member's equity	$	3,367

The accompanying notes are an integral
part of this financial statement

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. On June 5, 2009 the Company's Parent was purchased by Broadpoint Securities Group, Inc., which was subsequently renamed Broadpoint Gleacher Securities Group, Inc. (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts and as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule. The Company provides corporate and investment banking advisory services.

Accounting Standards Codification

In June 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("SFAS 168")," which became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the FASB Accounting Standards Codification ("ASC") superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. The Company adopted SFAS 168 as it became effective for financial statements issued for interim and annual periods ending after September 15, 2009. All such references to GAAP throughout the notes to the financial statements are references to the applicable ASCs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consist of operating cash and an interest bearing account all of which is with a third party bank. Terms of the bank interest bearing account provide for withdrawal of funds at any time without penalty.

Fair Value of Financial Instruments

All of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature.

Income taxes

For U.S. federal and state and local tax purposes, the Company is a single member LLC that has elected to be disregarded for income tax purposes. However, for financial reporting purposes, the Company recognizes income taxes on a separate return basis, based on its allocated share of tax expense/(benefit) as if it were a separate taxpayer.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740-10-25 which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax.

NOTE 2. Deferred Revenue

Management fees related to the Mezzanine Investment Funds ("Mezzanine") are paid to the Company every six months, in advance and recognized into income ratably over time as they are earned.

NOTE 3. Net Capital Requirements

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to the Rule. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2009, the Company had net capital of $454,000 which was $204,000 in excess of its required net capital of $250,000.

NOTE 4. Benefit Plan

Employees of the Company may elect to participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan"). The Company may contribute a match of up to 3% of eligible employee compensation that vests over a three-year period as defined in the Plan. For the year ended December 31, 2009, management has elected not to match employee contributions.

NOTE 5. Income Taxes

The income tax provision has been calculated on book income subsequent to the Ultimate Parent's acquisition of the Company. Prior to the acquisition, the Company did not record an income tax provision since a partnership was the single-member owner resulting in the partners in the partnership to be responsible for the income taxes related to the Company's operations. Post acquisition, a C-Corporation owns the Company through a disregarded entity and, as a result, the income of the Company is subject to corporate income taxes.

The Company recorded a current and deferred tax expense/benefit of zero because of an offsetting valuation allowance position. The Company believes that on a separate company basis, a benefit for its taxable losses would not likely be realizable due to the Company's inability to carry back losses to years in which it was not a taxpaying entity and the uncertainty of future taxable income. Refer to Note 7 "Subsequent Events" for additional information.

The Company adopted the provisions of ASC 740 for uncertain tax positions as of January 1, 2009 and there was no cumulative effective adjustment recorded as a result. As of December 31, 2009, the Company did not record a liability for uncertain tax positions and does not expect its liability for uncertain tax positions to change significantly over the next twelve months.

NOTE 6. Affiliates and Related Party Transactions

The Company has entered into various service agreements with affiliates. The affiliates provide certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company provides reimbursement.

The Company periodically pays expenses for short term operations of affiliates and related parties that are reimbursable to the Company. Included on the Statement of Financial Condition are net amounts due from affiliates and related parties of approximately $101,800 which relates to reimbursable advances made by the Company and approximately $56,200 which relates to reimbursable advisory fees and related expenses.

NOTE 7. Subsequent Events

Effective January 1, 2010, the Company transferred and/or assigned all of its employees, and substantially all of its contracts and agreements to Broadpoint Capital, Inc. ("Broadpoint"), an affiliate under the common control of the Ultimate Parent. On January 29, 2010, the Company's non-financial assets of approximately $111,000 were transferred to Broadpoint at their net carrying value, in exchange for cash consideration.

The Company evaluated subsequent events from January 1, 2010 through February 26, 2010, the date of the issuance of the financial statements. Other than the matter noted above, the Company did not have any other significant subsequent events to report.